Mail Stop 4720

August 5, 2009

By U.S. Mail and Facsimile to (812) 461-5959.

Martin Zorn
Chief Operating Officer and Chief Financial Officer
Integra Bank Corporation
21 S.E. Third Street
Evansville, IN 47705

> **Re:** **Integra Bank Corporation**
> **Form 10-Q for Fiscal Period Ended March 31, 2009**
> **Form 8-K filed July 31, 2009**
> **File No. 000-13585**

Dear Mr. Zorn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 31, 2009

1.   In your press release, you reported a net loss of $50.2 million before income taxes for the quarter ended June 30, 2009. Please tell us and revise your future filings beginning in your Form 10-Q for the Period Ended June 30, 2009 to explain how you considered that you appear to be in a 3 year cumulative loss position when determining the amount of any valuation allowance needed against your deferred tax assets.

a. Please provide detailed disclosure of <u>both</u> the <u>positive and negative</u> evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

b. Where you have utilized forecasts and/or projections, discuss the related assumptions (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically tell us whether the losses incurred in the quarters ended March 31 and June 30, 2009 were in line with the projections you made when determining the level of your valuation allowance as of December 31, 2008 and March 31, 2009.

c. Please provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.

d. Clearly disclose the expiration of your tax loss carryforwards.

e. To the extent that you believe a full valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is "more likely than not" that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to paragraph 17e of SFAS 109.

f. To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

g. It appears that as of March 31 and June 30, 2009, you have recorded a partial valuation allowance against your federal deferred tax assets. Please clearly describe how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have questions relating to these comments, or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief